

June 4, 2012

Via E-mail
Judith A. Reinsdorf
Executive Vice President and General Counsel
Tyco International Management Company, LLC
9 Roszel Road
Princeton, New Jersey 08540

> **Re: Tyco Flow Control International Ltd.**
> **Registration Statement on Form S-4**
> **Filed May 8, 2012**
> **File No. 333-181250**

Dear Ms. Reinsdorf:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Will Pentair and New Pentair incur indebtedness in connection with the Transactions?, page 6

1.   Please expand the appropriate section, such as the section entitled "Background of the Merger," to disclose how the parties determined the relative terms of the financing, such as the amount of debt mentioned in the last paragraph on page 6, the amount of working capital mentioned in the first paragraph on page 7 and the sharing of tax liabilities mentioned on page 24.

How will the rights of shareholders of Pentair and New Pentair change after the Merger?, page 7

2.   Where (1) the transaction involves changes from Pentair's current charter or bylaws, and (2) Minnesota law, securities exchange listing standards, or Pentair's current charter or by-laws would require shareholder approval of the proposed changes if they were standing on their own, please tell us why you have not presented each such material change as a separate proposal. We note, for example, the change in shareholder quorum

and voting rights on page 245, the change in the supermajority vote on page 247 and the change in the voting rights and voting cap mentioned on page 249 that are not presented as separate proposals.

Conditions to the Separation and Distribution, page 16

3.   Please tell us whether Pentair's board intends to resolicit votes if either party waives material conditions.

Swiss laws differ from the laws in effect in the United States, page 44

4.   Please include a discussion of the ability of shareholders to originate actions based upon U.S. federal securities laws in Switzerland.

Background of the Merger, page 74

5.   We note that you refer on pages 74 and 75 to a "reverse Morris Trust structure." Please expand the discussion in this section to briefly explain the structure and the significance of the structure to the merger.

6.   Please enhance the disclosure in this section about the board meetings and negotiations. For example, we note that your references on pages 75-77 to "shareholder impacts," "valuation matters," "valuation discussions," "expected synergies" and "certain liabilities." The revised disclosure should provide investors with an understanding of how, when and why the terms of the merger evolved over the course of the negotiations.

Pentair Reasons for the Merger, page 80

7.   Please quantify the disclosure in the bullet points to the extent practicable. For example, we note the disclosure in the second, tenth and twelfth bullet points about tax synergies, the expectation that the transaction will be accretive to earnings and growth and return of capital, respectively. In this regard, we note the statements in your conference call on March 28, 2012 about the transaction adding $0.40 to 2013 earnings per share with earnings per share of the combined company expected to be greater than $5 a share by 2015, $50 million of tax related savings synergies and $400 million of annual stock buybacks.

8.   Please disclose the material factors that the board of directors considered in reaching its decision. For example, we note your references on page 80 to "a variety of factors, including the following," on page 81 to "certain countervailing factors" and on page 82 to "principal factors." However, you do not refer in any of the bullet points on pages 80 and 81 to the merger potential of the combined entity. In this regard, we note the statement in your conference call on March 28, 2012 about $3.5 billion of merger and acquisition potential.

9.   Please revise the discussion in the third bullet point on page 81 to disclose the important economic and operational benefits from New Pentair's domicile in Switzerland. For example, it is unclear how such benefits result in view of disclosure on page 11 of Pentair's most recent Form 10-K that Pentair carries out its Water & Fluid Solutions manufacturing operations at 26 plants located throughout the United States and at 21 plants located in 12 other countries.

10.   Please disclose, if material, the disadvantages that the board considered from New Pentair's domicile in Switzerland.

11.   Please expand the section entitled "Questions and Answers about the Transactions" to include a question and answer about the benefits and disadvantages from the change in domicile.

Opinion of Deutsche Bank, page 84

12.   Please revise your disclosure on page 85 to provide a complete quantitative description of the fees received by Deutsche Bank for services provided to Tyco, New Pentair and their respective affiliates in the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

13.   Please provide us with any analyses, reports, presentations or other similar materials, provided to the board of directors by Deutsche Bank in connection with rendering its fairness opinion.

Opinion of Greenhill, page 92

14.   Please provide us with any analyses, reports, presentations or other similar materials, provided to the board of directors by Greenhill in connection with rendering its fairness opinion.

Accounting Treatment, page 116

15.   We note your disclosure that you have determined that Pentair, Inc. is the accounting acquirer. Please explain in greater detail why you concluded that board of director and management representation considerations overcome the equity ownership interest considerations, in concluding that Pentair, Inc. is the accounting acquirer in the transaction. Please address in your response the ability of shareholders to change the Board of Directors and ultimately management.

Gross Profit and Gross Profit Margins, page 182

16.   Please expand the disclosure in the second paragraph in this section to identify the "major capital project in North America."

Contractual Obligations and Commercial Commitments, page 194

17.   We note from your disclosures in footnote 17 that you have other long-term liabilities of $388 million due as of September 30, 2011. To the extent that any of these liabilities constitute contractual obligations under Item 303(a)(5) of Regulation S-K, please revise your disclosures to provide the information required regarding the timing of payments. If you are unable to determine the timing of payments, please provide footnotes to the table explaining the nature of the obligation and why you are unable to estimate the timing of future payments.

Critical Accounting Policies, page 195

18.   We note your disclosures regarding your recognition of contract sales for construction-related projects under the percentage-of-completion method, which is based on the relationship between actual costs incurred and the total estimated costs at completion. Please revise future filings to provide greater insight as to how you develop your estimates of total estimated costs. Please also expand the disclosures to address whether you have historically been required to make any material adjustments to your estimates of total costs.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 207

(b) Accounts and Notes Receivable, net, page 213

19.   We note that your adjustment relating to the income tax sharing receivable and payable are pending. When available, please revise your disclosure to clearly disclose how these amounts are calculated. Please note this comment also applies to the income tax sharing payable described in adjustment (h).

(f) Intangible Assets, page 213

20.   We note the significance your allocation to intangible assets. Please revise your footnote to disclose your methodology and significant assumptions you used in determining the estimated fair values of the intangible assets to be acquired for purposes of this pro forma presentation.

(g) Long-Term Debt, page 214

21.   We note the adjustment to record $400 million in new debt to be assumed by New Pentair. Please reconcile the $400 million in new debt disclosed here with your disclosures elsewhere in the filing that New Pentair will incur indebtedness in an amount not to exceed $500 million. To the extent that $400 million is management's best estimate of the amount of debt that will be incurred at this time, explain the situations that could cause this amount to change.

22.   Further to the above, when available, please provide additional information regarding the expected terms and future maturities of the new debt.

(k) Selling, General and Administrative, page 215

23.   We note that your selling, general and administrative expenses include amortization expense of $81.0 million for the year ended December 31, 2011 and $17.9 million for the quarter ended March 31, 2012. Please reconcile this to your disclosures in note (f) which indicate that the additional amortization expense is $87.5 million and $21.9 million, respectively.

Financial Statements, page F-1

24.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-1

25.   Please file as exhibits the written consents of the persons who have not signed the registration statement that you have disclosed are about to become directors on pages 217 and 218.

Exhibits 23.1 and 23.2

26.   We note that the consents of your Independent Registered Public Accounting Firm refer to their reports dated May 8, 2012. It appears that the reports issued by your Independent Registered Public Accounting Firm on pages F-2 and F-67, respectively, were issued on May 7, 2012. Please have your Independent Registered Public Accounting Firm update their consents to refer to the proper report date in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): John K. Wilson, Esq.